SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein
President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board
International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts 02021
(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:
James W. Hackett, Jr., Esq.
Frederick P. Callori, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $3.50 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule TO filed by RISCO with the SEC on March 6, 2007.

Item 8.   Additional Information.

Item 8 of the Statement is hereby amended and supplemented by the addition of the following new paragraph:

     Litigation Matters.     On March 26, 2007, RISCO filed a suit in the U.S. District Court for the District of Massachusetts (Case 1:07-cv-10578) against IEI and IEI’s directors asserting that (1) IEI’s proposed statement of the question to be presented to IEI’s shareholders regarding voting rights of the shares that may be acquired by RISCO in the Tender Offer plus the 500 shares currently owned by RISCO, as such question is set forth in IEI’s preliminary proxy statement filed with the SEC on March 21, 2007, does not comply with the Massachusetts Control Share Acquisition Statute and (2) IEI’s directors breached their fiduciary duties by adopting IEI’s proposed statement of that question.  The plaintiffs seek declaratory relief that the statement of the question proposed by IEI violates the Massachusetts Control Share Acquisition Statute and entitling RISCO to have the statement of the question proposed by RISCO, as contained in the preliminary proxy statement filed by RISCO with the SEC on March 20, 2007, put to the IEI shareholders in connection with the Tender Offer, injunctive relief to enjoin IEI from disseminating its proposed statement of the question and to require IEI instead to disseminate the statement of the question proposed by RISCO and to hold a vote on such question at the Special Meeting, and monetary damages.  IEI intends to vigorously defend itself in this matter.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

International Electronics, Inc.

By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer, Treasurer,
Chief Financial Officer and Chairman of the Board

Date: March 28, 2007